CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

July 31, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of disclosure materials related to the payment of dividends by the Company pursuant to subparagraph (b)(l)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

Enclosure

Disclosure of a Material Fact

"Information on Proceeds Accrued and/or Paid in Respect of the Issuer's Securities"; "Information about Dates for the Fulfillment of the Issuer's Obligations to the Owners of Securities"

1. General Information	
1.1. Full corporate name of the issuer	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Short corporate name of the issuer	OAO "Mosenergo"
1.3. Location of the issuer	8 Raushskaya naberezhnaya, Moscow 115035, Russian Federation
1.4. Principal state registration number of the issuer	1027700302420
1.5. Taxpayer Identification Number of the issuer	7705035012
1.6. Unique code of the issuer assigned by the registration authority	00085-A
1.7. Web page address used by the issuer for the disclosure of information	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the issuer for the publication of information	Social and political newspaper "Izvestiya"; magazine "Supplement to the "Bulletin of the FSFM of Russia".
1.9. Code of material fact	0600085A25072006, 0900085A25072006

2. Content of the Disclosure

2.1. Type, category (class), series and other identifications of the registered securities: ordinary registered non-documentary shares;

2.2. State registration number and date of state registration of the issuance (additional issuance) of securities: 1-01-00085-A of June 17, 2003;

2.3. Name of registration authority that carried out the state registration of the issuance (additional issuance) of securities: FCSM of Russia;

2.4. The subject-matter of the issuer's obligation, and for a monetary obligation or other obligation that may be expressed in monetary form – also the amount of such obligation in monetary form: payment of dividends on the issuer's shares based on the results of the year 2005. Total amount of dividends accrued on the issuer's shares: 453,967,000 rubles. Total amount of dividend accrued per one ordinary share: 0.01607 rubles;

2.5. The issuer's governing body that made a decision to pay (declare) dividends on the issuer's shares and date of preparation of the minutes of the meeting of the above body that made the said decision: The decision was made by the general shareholders' meeting of May 26, 2006, Minutes No.1, dated May 31, 2006;

2.6. Date of the decision to pay (declare) dividends on the issuer's shares: May 26, 2006;

2.7. Date of preparation of the Minutes of the meeting of the issuer's authorized body on which a decision to pay (declare) dividends on the issuer's shares was made: Minutes No. 1, dated May 31, 2006;

2.8. Total amount of dividends accrued on the issuer's shares of certain category (class) and the amount of dividend accrued per one share of certain category (class):

Total amount of dividends accrued on the issuer's shares: 453,967,000 rubles;

Total amount of dividend accrued per one ordinary share: 0.01607 rubles;

2.9. Form of payment of proceeds from the issuer's securities: monetary form;

2.10. Date on which the obligation to pay proceeds from the issuer's securities (dividends on shares), and, if the obligation to pay proceeds from the securities must be fulfilled by the issuer within a certain term (period of time), the date of expiration of this term: dividends on the Company's ordinary shares must be paid in monetary form within 60 days from the date of the decision on their payment;

2.11. Total amount of dividends paid on the issuer's shares of certain category (class):

Total amount of dividends accrued on the issuer's shares: 453,967,000 rubles;

Total amount of income tax on the dividends: 41,371,000 rubles;

Total amount of dividends due for payment: 412,596,000 rubles;

Total amount of dividends paid on ordinary shares: 202,080,000 rubles;

2.12. The fact of fulfillment or non-fulfillment of the obligation: The obligation of the issuer to pay proceeds to shareholders has been discharged in full, except for the payment of dividends to OAO RAO UES of Russia.

2.13. In the event of a failure by the issuer to fulfill the obligation– the reason for such failure, and for a monetary obligation or other obligation that may be expressed in monetary form – also the amount of such obligation in monetary form, in which it has not been fulfilled: In accordance with the term for the payment of dividends accrued on the block of shares owned by OAO RAO UES of Russia, agreed upon with OAO RAO UES of Russia, the outstanding portion of dividends will be paid to OAO RAO UES of Russia before the month of November of the current year. The amount of the obligation that has not been fulfilled in monetary form: 210,516,000 rubles.

3. Signature

3.1. **First Deputy General Director on Strategy and Corporate Policies** ______________ **D.V. Vasiliev**

(signature)

acting on the basis of power of attorney No. 12-07/001-11 of 09.08.2005

3.2. Date: July 26, 2006. [Seal]

Сообщение о существенном факте «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»; «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации «Мосэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Мосэнерго»
1.3. Место нахождения эмитента	115035, Российская Федерация, г. Москва Раушская наб., д.8
1.4. ОГРН эмитента	1027700302420
1.5. ИНН эмитента	7705035012
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00085-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.mosenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	Общественно-политическая газета «Известия», журнал «Приложение к «Вестнику ФСФР России»
1.9. Код существенного факта	0600085A25072006, 0900085A25072006

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: акции обыкновенные именные бездокументарные;

2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг и дата государственной регистрации: 1-01-00085-А от 17.06.2003 г.;

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: ФКЦБ России;

2.4. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении – также размер такого обязательства в денежном выражении: выплата дивидендов по акциям эмитента по итогам 2005 года. Общий размер дивидендов, начисленных на акции эмитента: 453 967 тыс. руб.; Размер дивиденда, начисленного на одну обыкновенную акцию эмитента: 0,01607 рубля;

2.5. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям и дата составления протокола собрания (заседания) указанного органа, на котором принято указанное решение: Решение принято годовым общим собранием акционеров 26 мая 2006 года, Протокол №1, дата составления протокола 31 мая 2006 г.;

2.6. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: 26 мая 2006 года;

2.7. Дата составления протокола собрания уполномоченного органа эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: Протокол №1, дата составления протокола 31 мая 2006 г.;

2.8. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа):
Общий размер дивидендов, начисленных на акции эмитента: 453 967 тыс. руб.;
Размер дивиденда, начисленного на одну обыкновенную акцию: 0,01607 рубля;

2.9. Форма выплаты доходов по ценным бумагам эмитента: денежная форма;

2.10. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям), а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени) – дата окончания этого срока: дивиденды по обыкновенным акциям Общества должны быть выплачены в денежной форме в течение 60 дней со дня принятия решения об их выплате;

2.11. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа):
Общий размер дивидендов, начисленных на акции эмитента: 453 967 тыс. руб.;
Общая сумма налога на доходы по дивидендам: 41 371 тыс. руб.;
Общая сумма дивидендов, подлежащих выплате: 412 596 тыс. руб.;
Общий размер дивидендов, выплаченных по обыкновенным акциям: 202 080 тыс. руб.;

2.12. Факт исполнения обязательства или неисполнения обязательства: Обязательство эмитента по выплате дохода акционерам исполнено полностью, за исключением выплаты дивидендов ОАО РАО «ЕЭС России».

2.13. В случае неисполнения эмитентом обязательства – причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении – также размер такого обязательства в денежном выражении, в котором оно не исполнено: В соответствии с согласованным с ОАО РАО «ЕЭС России» сроком выплаты дивидендов, начисленных на пакет акций, принадлежащих ОАО РАО «ЕЭС России», невыплаченная часть дивидендов будет выплачена ОАО РАО «ЕЭС России» до ноября месяца т.г. Размер обязательства в денежном выражении, в котором оно не было исполнено: 210 516 тыс. руб.

3. Подпись

3.1. **Первый заместитель генерального директора по стратегии и корпоративной политике** ______________ **Д.В. Васильев**
(подпись)

действующий по доверенности №12-07/001-11 от 09.08.2005

3.2. Дата «26» июля 2006г. М.П.